Exhibit 99.1

AMARIN CORPORATION PLC

LONDON, United Kingdom, August 9, 2007 Amarin Corporation plc ("Amarin" or "Company") announces, in accordance with the UK Financial Services Authority's Disclosure and Transparency Rules (the “Disclosure and Transparency Rules”), that the Company's issued share capital as of today's date consists of 97,766,470 ordinary shares with voting rights, which represents the total number of voting rights in the Company. 200,797 of these shares are held in treasury.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify an interest in, or a change to an interest in, the share capital of the Company under the Disclosure and Transparency Rules.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes, in addition to Miraxion for several therapeutic indications, four other key development programs in Parkinson’s disease, epilepsy seizures, memory and cognition and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at www.amarincorp.com.  Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President & Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Broker:
Davy
Ivan Murphy	+353 (0) 1 679 6363
Fergal Meegan

Ends.